================================================================================
--------------------------------------------------------------------------------
                                    FORM 11-K


                       ----------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

            FOR THE PERIOD FROM JANUARY 1, 1997 TO DECEMBER 31, 1997

                         COMMISSION FILE NUMBER 1-11804

   A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                        THE GEON RETIREMENT SAVINGS PLAN

   B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                THE GEON COMPANY
                                 ONE GEON CENTER
                              AVON LAKE, OHIO 44012

                              REQUIRED INFORMATION

1. Audited financial statements of the plan.

The Report of Independent Auditors; Statement of Net Assets Available for Benefits as of December 31, 1997; Statement of Changes in Net Assets Available for Benefits for the period from January 1, 1997 through December 31, 1997; and Supplemental Schedules are attached hereto.

2. Exhibits

   Consent of Independent Auditors

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Geon Savings Program Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE GEON SAVINGS PROGRAM ADMINISTRATION COMMITTEE

June 29, 1998        -----------------------------------------------------------
                     Robert C. Schumacher
                     Member of the Geon Savings Program Administration Committee
                     -----------------------------------------------------------
--------------------------------------------------------------------------------
================================================================================

                        The Geon Retirement Savings Plan

             Audited Financial Statements and Supplemental Schedules

                           December 31, 1997 and 1996


                                    CONTENTS


Report of Independent Auditors ..................................................................       1


AUDITED FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits, with Fund Information ..........................       2
Statement of Changes in Net Assets Available for Benefits, with
    Fund Information ............................................................................       3
Notes to Financial Statements ...................................................................       4


SUPPLEMENTAL SCHEDULES

Form 5500, Line 27(a)--Schedule of Assets Held for Investment Purposes............................      10
Form 5500, Line 27(b)--Schedule of Loans or Fixed Income Obligations..............................      27
Form 5500, Line 27(d)--Schedule of Reportable Transactions .......................................      30

                         Report of Independent Auditors

The Geon Company
Savings Program Administration Committee

We have audited the accompanying statements of net assets available for benefits of The Geon Retirement Savings Plan as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Geon Retirement Savings Plan at December 31, 1997 and 1996, and the changes in its net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investments purposes and loans or fixed income obligations as of December 31, 1997 and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. These supplemental schedules are the responsibility of the Plan's management. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of assets held for investment purposes that accompanies the Plan's financial statements does not disclose the historical cost of certain plan assets held by the Plan trustee. Disclosure of this information is required by the Department of Labor's Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974.


                                               /s/ Ernst & Young LLP

June 16, 1998

                        The Geon Retirement Savings Plan

     Statements of Net Assets Available for Benefits, with Fund Information

                           December 31, 1997 and 1996



                                      Total                  Fixed Income Fund           Equity Index Fund
                           ----------------------------- --------------------------------------------------------
                               1997          1996            1997          1996          1997         1996
                           ---------------------------------------------------------------------------------------
                           ---------------------------------------------------------------------------------------
Assets
Investments, at fair
  value--Notes B and D:
   Common stocks            $ 74,618,133  $ 60,066,738
   Common trust fund          68,066,469    60,109,502     $29,993,569   $33,208,629   $30,196,411  $21,253,227
   Shares of registered
    investment companies       4,491,308     3,330,763
   Other                         117,543        87,170
   Participants' loans         5,717,572     5,761,728
                           ---------------------------------------------------------------------------------------
Total investments            153,011,025   129,355,901      29,993,569    33,208,629    30,196,411   21,253,227

Receivables:
  Dividends and interest         405,585       279,023         154,905       161,598        48,996
  Other                            1,588        12,075                                                  (19,818)
  Interfund                      225,480       380,309          68,029                       1,000       94,285
                           ---------------------------------------------------------------------------------------
Total receivables                632,653       671,407         222,934       161,598        49,996       74,467
                           ---------------------------------------------------------------------------------------
Total assets                 153,643,678   130,027,308      30,216,503    33,370,227    30,246,407   21,327,694

Liabilities
Other payables                   114,553           637           3,008           550                         48
Interfund payables               225,480       380,309           5,836       162,333        62,835
                           ---------------------------------------------------------------------------------------

Total liabilities                340,033       380,946           8,844       162,883        62,835           48
                           ---------------------------------------------------------------------------------------
Net assets available for
   benefits                  $153,303,645  $129,646,362    $30,207,659   $33,207,344   $30,183,572  $21,327,646
                           =======================================================================================

                                                  Geon Company
                                               Common Stock Fund                          BFGoodrich Company
                           -----------------------------------------------------------
                              Participant Directed        Non-Participant Directed        Common Stock Fund
                           -----------------------------------------------------------------------------------------
                               1997          1996           1997           1996           1997         1996
                           -----------------------------------------------------------------------------------------
                           -----------------------------------------------------------------------------------------
Assets
Investments, at fair
  value--Notes B and D:
   Common stocks             $32,418,575   $25,023,066    $23,678,853   $15,863,389     $15,356,448  $16,833,663
   Common trust fund             954,608       743,839        691,267       475,569         334,741      335,823
   Shares of registered
    investment companies
   Other
   Participants' loans
                           -----------------------------------------------------------------------------------------
Total investments             33,373,183    25,766,905     24,370,120    16,338,958      15,691,189   17,169,486

Receivables:
  Dividends and interest           3,703                        2,682                       101,925      115,126
  Other                                         20,424                       13,058           1,588        1,411
  Interfund                       59,117       112,652         42,809        72,023
                           -----------------------------------------------------------------------------------------
Total receivables                 62,820       133,076         45,491        85,081         103,513      116,537
                           -----------------------------------------------------------------------------------------
Total assets                  33,436,003    25,899,981     24,415,611    16,424,039      15,794,702   17,286,023

Liabilities
Other payables                     2,068            24          1,497            15          21,126
Interfund payables                24,650        20,314         17,850        12,987         114,309      115,126
                           -----------------------------------------------------------------------------------------

Total liabilities                 26,718        20,338         19,347        13,002         135,435      115,126
                           -----------------------------------------------------------------------------------------
Net assets available for
   benefits                  $33,409,285   $25,879,643    $24,396,264   $16,411,037     $15,659,267  $17,170,897
                           =========================================================================================




                               Balanced Fund             Brokerage Account       Participants' Loan Fund
                           -------------------------- ------------------------------------------------------
                             1997         1996            1997        1996           1997         1996
                           ---------------------------------------------------------------------------------
                           ---------------------------------------------------------------------------------
Assets
Investments, at fair
  value--Notes B and D:
   Common stocks                                        $3,164,257   $2,346,620
   Common trust fund       $5,895,873   $4,092,415
   Shares of registered
    investment companies                                 4,491,308    3,330,763
   Other                                                   117,543       87,170
   Participants' loans                                                             $5,717,572   $5,761,728
                           ---------------------------------------------------------------------------------
Total investments           5,895,873    4,092,415        7,773,108   5,764,553     5,717,572    5,761,728

Receivables:
  Dividends and interest        6,729        2,299           86,645
  Other                                    (3,000)
  Interfund                     1,000        4,000           28,525      93,548        25,000        3,801
                           ---------------------------------------------------------------------------------
Total receivables               7,729        3,299          115,170      93,548        25,000        3,801
                           ---------------------------------------------------------------------------------
Total assets                5,903,602    4,095,714        7,888,278   5,858,101     5,742,572    5,765,529

Liabilities
Other payables                     82                        86,772
Interfund payables                                                       69,549
                           ---------------------------------------------------------------------------------
Total liabilities                  82                        86,772      69,549
                           ---------------------------------------------------------------------------------
Net assets available for
   benefits                $5,903,520   $4,095,714      $7,801,506   $5,788,552    $5,742,572   $5,765,529
                           =================================================================================

See notes to financial statements.

                        The Geon Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits, with Fund Information

                      For the Year Ended December 31, 1997

                                                                                                        Geon Company
                                                                                                     Common Stock Fund
                                                                                                ------------------------------
                                                                  Fixed Income   Equity Index    Participant   Non-Participant
                                                      Total           Fund           Fund         Directed       Directed
                                                  -----------------------------------------------------------------------------
Additions to net assets attributed to
Investment income:
   Net appreciation in fair value of investments    $17,658,379                   $ 7,220,319     $ 5,190,958    $3,612,650
   Interest and other income (expense)                2,656,392     $1,926,094         (2,166)         33,889        23,549
   Dividends                                          1,824,874                                       675,665       474,224
                                                  -----------------------------------------------------------------------------
                                                     22,139,645      1,926,094      7,218,153       5,900,512     4,110,423
Contributions:
   Participants                                       5,621,781        464,295        495,825       4,542,907
   Employer                                           5,108,498                                                   5,108,498
                                                  -----------------------------------------------------------------------------
                                                     10,730,279        464,295        495,825       4,542,907     5,108,498
Other additions                                          36,565          3,828         19,740           1,870
                                                  -----------------------------------------------------------------------------
Total additions                                      32,906,489      2,394,217      7,733,718      10,445,289     9,218,921

Deductions from assets attributed to
Withdrawals and terminations:
   Cash                                               8,562,499      3,776,348      2,074,818       1,022,958       438,411
   Common stock                                         686,707                                       311,597       133,541
                                                  -----------------------------------------------------------------------------
Total deductions                                      9,249,206      3,776,348      2,074,818       1,334,555       571,952
                                                  -----------------------------------------------------------------------------
Net increase (decrease) prior to interfund           23,657,283     (1,382,131)     5,658,900       9,110,734     8,646,969
   transfers
Interfund transfers (net)                                           (1,617,554)     3,197,026      (1,581,092)     (661,742)
                                                  -----------------------------------------------------------------------------
Net increase (decrease)                              23,657,283     (2,999,685)     8,855,926       7,529,642     7,985,227
Net assets available for benefits at beginning      129,646,362     33,207,344     21,327,646      25,879,643    16,411,037
   of year
                                                  -----------------------------------------------------------------------------

Net assets available for benefits at end of year    $153,303,645    $30,207,659   $30,183,572    $ 33,409,285    $24,396,264
                                                  =============================================================================

                                                   BFGoodrich
                                                    Company                                   Participants'

                                                     Common        Balanced     Brokerage         Loan
                                                   Stock Fund        Fund        Account          Fund
                                                  ----------------------------------------------------------
Additions to net assets attributed to
Investment income:
   Net appreciation in fair value of investments   $   455,273     $  714,007    $  465,172
   Interest and other income (expense)                  16,487         24,686       161,058   $  472,795
   Dividends                                           429,233                      245,752
                                                  ----------------------------------------------------------
                                                       900,993        738,693       871,982      472,795
Contributions:
   Participants                                                       118,754
   Employer
                                                  ----------------------------------------------------------
                                                                      118,754
Other additions                                                        11,127
                                                  ----------------------------------------------------------
Total additions                                        900,993        868,574       871,982      472,795

Deductions from assets attributed to
Withdrawals and terminations:
   Cash                                                891,046        160,816                    198,102
   Common stock                                        241,569
                                                  ----------------------------------------------------------
Total deductions                                     1,132,615        160,816                    198,102
                                                  ----------------------------------------------------------
Net increase (decrease) prior to interfund            (231,622)       707,758       871,982      274,693
   transfers
Interfund transfers (net)                           (1,280,008)     1,100,048     1,140,972     (297,650)
                                                  ----------------------------------------------------------
Net increase (decrease)                             (1,511,630)     1,807,806     2,012,954      (22,957)
Net assets available for benefits at beginning      17,170,897      4,095,714     5,788,552    5,765,529
   of year
                                                  ----------------------------------------------------------

Net assets available for benefits at end of year     $15,659,267    $5,903,520   $7,801,506   $5,742,572
                                                  ==========================================================

See notes to financial statements.

                        The Geon Retirement Savings Plan

                          Notes to Financial Statements

                           December 31, 1997 and 1996


A.    DESCRIPTION OF THE PLAN

The Geon Retirement Savings Plan (the "Plan") is a defined contribution plan covering all domestic salaried and hourly employees excluding employees of acquired businesses, joint ventures, or newly created businesses of The Geon Company ("Geon" or the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

INVESTMENT OPTIONS

State Street Bank, the Trustee of the Plan, maintains the following six investment options under the Plan:

   * FIXED INCOME FUND--Contributions are invested in the State Street Bank Selection Fund, which invests in guaranteed investment contracts, issued by insurance companies, that have a fixed rate of return.

   * EQUITY INDEX FUND--Contributions are invested in the State Street Bank Flagship S&P 500 Index Fund. The objective of this mutual fund is to approximate the performance of the S&P 500 Index.

   * GEON COMPANY COMMON STOCK FUND--Contributions are invested in common stock of The Geon Company. A small percentage of the Fund is maintained in a short-term investment vehicle for liquidity.

   * BFGOODRICH COMPANY COMMON STOCK FUND--This fund represents the remaining common stock of the BFGoodrich Company resulting from the transfer of fund assets from The BFGoodrich Retirement Plus Savings Plan on April 29, 1993 in conjunction with the initial public offering of Geon, formerly a wholly owned subsidiary of The BFGoodrich Company. This fund is ineligible for contributions or transfers from other funds. A small percentage of the Fund is maintained in a short term investment vehicle for liquidity.

   * BALANCED FUND--Contributions are invested in a mix of the following State Street Bank funds: Flagship S&P 500 Index Fund, S&P Midcap Index Fund, Daily Bond Market Fund and SSB 1 SPIFF.

                        The Geon Retirement Savings Plan

A.    DESCRIPTION OF THE PLAN--CONTINUED

   * BROKERAGE ACCOUNT--This fund is an option enabling participants to design their own investment portfolio. The account is ineligible for contributions and can only be funded by transfers from a participant's other investment funds.

The Participants' Loan Fund represents the cumulative outstanding loans to Plan participants. Participants may borrow on employee contributions and related earnings only. Participants cannot have more than three loans outstanding at one time. The minimum amount that can be borrowed is $1,000 and the maximum amount is the lesser of one half of the total vested account balance or $50,000 reduced by the greater of (i) the highest outstanding loan balance in the last 12 months, or (ii) the outstanding balance of loans from the Plan on the date such loan is made. The participant's balance in the brokerage fund is taken into consideration in determining the maximum loan amount available, but may not be borrowed. The interest rate on each loan is a fixed rate based on the trustee's prime rate. Payments on loans are made through payroll deductions and must be repaid within 5 years (personal loans) or 5-15 years (primary residence loans).

The Plan offers participants the choice of two savings options: a regular (after tax) savings option and a tax-deferred savings option. Participants can elect to participate in either or both of the savings options.

Each employee who elects to become a participant in the Plan authorizes a monthly payroll deduction from one to fourteen percent of eligible earnings. The Savings Program Administration Committee has the authority at its discretion to reduce the employees' monthly contribution percentage in order to maintain the qualified tax status of the plan.

Under both savings options, the participant may direct that contributions be invested in any or all of the four eligible funds. Participants can contribute to each of the eligible four funds under both savings options.

The Plan provides that for each plan year the employer will contribute a percentage of the participants' contributions up to six percent of the participants' monthly eligible earnings.

The employer contribution rate is 100% of participants' eligible contributions to the Geon Common Stock Fund and 50% of participants' eligible contributions to the Fixed Income, Equity Index, or Balanced funds. Employer contributions are invested only in the Geon Common Stock Fund.

                        The Geon Retirement Savings Plan

A.     DESCRIPTION OF THE PLAN--CONTINUED

The Plan provides for the acceptance of rollover contributions from other plans qualified under the Internal Revenue Code (the "Code"). Rollover contributions can be made only in cash to the Plan's tax-deferred savings option.

Except for the Loan Fund and the BFGoodrich Company Common Stock Fund, dividends, interest, and proceeds from sale of investments in each Fund are reinvested in the respective Fund. Dividend income from the BFGoodrich Company Common Stock Fund is reinvested in the Geon Company Common Stock Fund. Repayment of principal and interest on participant loans is reinvested to the various funds, excluding The BFGoodrich Company Common Stock Fund, based upon the participant's investment mix.

CONTRIBUTION AND WITHDRAWALS

Participant contributions are fully vested immediately and Company contributions vest upon completion of three years of service by the participant (or upon death, long-term disability, or Company initiated workforce reductions). Company contributions may not be withdrawn until the participant reaches age 55 and is vested. Forfeitures are applied to reduce employer contributions.

A participant who elects to withdraw from the Plan will receive distributions from the Fixed Income Fund, the Equity Index Fund, and the Balanced Fund in cash. Distributions from The Geon Company Common Stock Fund or the BFGoodrich Company Common Stock Fund may be made in cash or common stock of the respective fund. Distributions or withdrawals cannot be made directly from the Brokerage Account. Amounts in the Brokerage Account must first be transferred into another fund, excluding the BFGoodrich Common Stock Fund, before a withdrawal distribution can be made.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, the net assets of the Plan will be distributed to the participants based on the respective value of their accounts. Since this is an individual account plan, the Pension Benefit Guaranty Corporation does not guarantee any benefits.

                        The Geon Retirement Savings Plan

A.     DESCRIPTION OF THE PLAN--CONTINUED

The foregoing description of the Plan provides only general information. Participants should refer to the Pathways Retirement Savings Plan Brochure for a more complete description of the Plan's provisions. Copies of the brochure are available from the Human Resources Department of the Company.

ADMINISTRATIVE FEES

All significant administrative fees are paid by The Geon Company, the Plan sponsor.

B.     SIGNIFICANT ACCOUNTING POLICIES

The Plan's financial statements are reported on the accrual basis.

Investments are stated at fair value. Investments in common stock are valued at the last reported sales price of the common stock on the last business day of the plan year. The investment in the State Street Bank Selection Fund represents the Plan's proportionate share of the net assets of the fund. The assets of the State Street Bank Selection Fund, primarily deposits under insurance contracts, are valued at contract value, plus income received thereon, less distributions and administrative expense payments, which approximates fair value. The investment in the State Street Bank common trust funds are valued at the redemption price of units owned by the plan, which is based on the current market value of the underlying assets of the fund. The shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Short-Term Investment Fund consists of short-term fixed income obligations which have a market value approximating cost. The participant notes receivable are valued at their outstanding balances which approximate fair value.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                        The Geon Retirement Savings Plan

C.     INCOME TAX STATUS

On May 29, 1996, the Internal Revenue Service issued a favorable determination letter indicating the Plan qualifies under Section 401(a) of the Internal Revenue Code (the "Code") and therefore, the related trust is not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator is not aware of any course of action or series of events that might adversely affect the Plan's qualified status.

D.     INVESTMENTS

The Plan's investments are held by a bank-administered trust fund. Net realized and unrealized appreciation (depreciation) in the aggregate fair value of plan investments for the year ended December 31, 1997 is as follows:

Common Stock:
   The Geon Company Common Stock                            $      8,803,608
   The BFGoodrich Company Common
     Stock                                                           455,273
   Other                                                             189,361
Common Trust Funds:
   Balanced Fund                                                     714,007
   Equity Index Fund                                               7,220,319
Shares of registered investment companies                            268,777
Other                                                                  7,034
                                                          ---------------------

                                                            $     17,658,379
                                                          =====================

                        The Geon Retirement Savings Plan

The fair value of individual investments that represent 5% or more of the Plan's net assets available for plan benefits are as follows:

                                                                         December 31
                                                                   1997                1996
                                                            ----------------------------------------

The Geon Company Common Stock,
   2,399,890 and 2,083,387 shares, respectively                $    56,097,428     $    40,886,455

The BFGoodrich Company Common Stock, 370,593 and 415,646
   shares, respectively                                             15,356,448          16,833,663

State Street Bank Selection Fund,
   29,993,569 and 33,208,629 units, respectively                    29,993,569          33,208,629

State Street Bank Flagship S&P 500 Index Fund, 202,747 and
   177,994 units, respectively                                      32,288,796          21,253,227

E.     TRANSACTIONS WITH PARTIES-IN-INTEREST

All legal, accounting and administrative expenses are paid by the Company. Other than as described above or pursuant to the trust agreement, the Plan has had no agreements or transactions with any parties-in-interest.

F.     YEAR 2000 ISSUE (UNAUDITED)

The Plan Sponsor has nearly completed the conversion of its primary commercial and financial information systems to an enterprise system which is Year 2000 compliant. The Plan Sponsor is continuing to evaluate other systems and processes, which includes determining whether third party service providers have reasonable plans in place to become Year 2000 compliant. The Plan Sponsor does not expect this project to have a significant effect on the plan's operations.

                        The Geon Retirement Savings Plan

                             EIN 34-1730488 Plan 001

     Form 5500, Line 27(a)--Schedule of Assets Held for Investment Purposes

                                December 31, 1997


                                             Description of Investment
                                             Including Maturity Date,
     Identity of Issue, Borrower,            Rate of Interest, Par or           Historical            Market
        Lessor or Similar Party                   Maturity Value                   Cost                Value
---------------------------------------------------------------------------------------------------------------------

COMMON STOCKS
The Geon Company*                             2,399,890 shares              $  58,480,307          $  56,097,428
The BFGoodrich Company                          370,593 shares                  8,039,026             15,356,448
AT&T Corp.                                        2,016 shares                    A                      123,607
ATC Group Services Inc.                             425 shares                    A                        4,941
Acclaim, Entmt. Inc. Com.                         2,220 shares                    A                        7,975
Agrium Inc.                                         500 shares                    A                        6,094
Airtran Hldgs Inc.                                1,200 shares                    A                        4,800
Airtouch Communications                             100 shares                    A                        4,156
Alliance Semiconductor Cor.                         100 shares                    A                          456
Allied Signal Inc.                                   89 shares                    A                        3,454
American Drug Co.                                   125 shares                    A                           10
American Express Co.                                 30 shares                    A                        2,678
American Mobile Satellite                           565 shares                    A                        3,955
American Res. Of Del. Inc.                          518 shares                    A                        1,198
Amgen Inc.                                          150 shares                    A                        8,119
Analog Devices Inc.                                 165 shares                    A                        4,569
Anheuser Busch Cos.                                 300 shares                    A                       13,200
Apple Computer Inc.                                 600 shares                    A                        7,875
Applebees Intl. Inc.                                100 shares                    A                        1,806
Apria Healthcare Group Inc.                         100 shares                    A                        1,344
Ashton Tech. Group Inc.                           1,000 shares                    A                        1,750
Asia Tigers Fd. Inc.                                300 shares                    A                        2,250
Atlantic Energy Inc.                                100 shares                    A                        2,119
Aviron                                              200 shares                    A                        5,425
Bally Total Fitness Holdings                         25 shares                    A                          547
Banco DE Santander                                   95 shares                    A                        3,093
Banyan Systems Inc.                                 500 shares                    A                        1,469
Barnes and Noble Inc.                               200 shares                    A                        6,675
Bay Networks Inc.                                   300 shares                    A                        7,688

                        The Geon Retirement Savings Plan

                             EIN 34-1730488 Plan 001

    Form 5500, Line 27(a)--Schedule of Assets Held for Investment Purposes--
                                   Continued

                                                                    Description of Investment
                                                                     Including Maturity Date,
     Identity of Issue, Borrower,                                     Rate of Interest, Par or  Historical    Market
        Lessor or Similar Party                                             Maturity Value         Cost       Value
--------------------------------------------------------------------------------------------------------------------

COMMON STOCKS--CONTINUED
Bell Atlantic Corp.                                                                15 shares        A         1,365
Berkshire Hathaway Inc.                                                             5 shares        A         7,695
Bethlehem Steel Corp.                                                             150 shares        A         1,303
Biomet Inc.                                                                       200 shares        A         5,125
Boeing Co.                                                                        110 shares        A         5,383
Borders Group Inc.                                                                100 shares        A         3,131
Boston Chicken Inc.                                                               800 shares        A         5,150
Boston Scientific                                                               1,500 shares        A        68,813
Brooktrout Tech. Inc.                                                           1,500 shares        A        17,345
Brush Creek Mng. & Dev.
Co. Inc.                                                                       25,000 shares        A        24,225
Burlington Res. Inc.                                                              100 shares        A         4,481
CBS Corp.                                                                         150 shares        A         4,416
CML Group Inc.                                                                    100 shares        A           331
Caledonia Mining                                                                2,000 shares        A           562
Calgon Carbon Corp.                                                               200 shares        A         2,150
Callaway Golf Co.                                                                 400 shares        A        11,425
Cambridge Neuroscience                                                            200 shares        A           394
Canadian National Ry. Co.                                                         100 shares        A         4,725
Cascade Nat. Gas Corp.                                                            100 shares        A         1,875
Caterpillar Inc.                                                                  400 shares        A        19,400
Centocor Inc.                                                                     100 shares        A         3,325
Central Maine Power                                                               300 shares        A         4,575
Central VT Pub. Svc. Corp.                                                        100 shares        A         1,525
Chesapeake Energy Corp.                                                           500 shares        A         3,782
Chevron Corp.                                                                     330 shares        A        25,410
Chiron Corp.                                                                      600 shares        A        10,200
Chrysler Corp.                                                                    424 shares        A        14,920
Cineplex Odeon Corp.                                                            2,000 shares        A         2,500
Cirrus Logic Inc.                                                                 800 shares        A         8,500

                        The Geon Retirement Savings Plan

                             EIN 34-1730488 Plan 001

    Form 5500, Line 27(a)--Schedule of Assets Held for Investment Purposes--
                                   Continued


                                                            Description of Investment
                                                             Including Maturity Date,
     Identity of Issue, Borrower,                            Rate of Interest, Par or  Historical    Market
        Lessor or Similar Party                                   Maturity Value          Cost        Value
------------------------------------------------------------------------------------------------------------
COMMON STOCKS--CONTINUED
Circus Circus Enterprises                                                 300 shares        A          6,150
Coca Cola Co.                                                           1,617 shares        A        107,835
Coca Cola Enterprises Inc.                                                389 shares        A         13,834
Columbia Gas Systems Inc.                                                 185 shares        A         14,534
Comcast Corp.                                                             100 shares        A          3,188
Compaq Computer Co.                                                       150 shares        A          8,475
Compuserve Corp.                                                          100 shares        A          1,213
Comshare Inc.                                                             219 shares        A          1,355
Countrywide Credit Ind. Inc.                                              100 shares        A          4,288
Cymer Inc.                                                                100 shares        A          1,500
DSC Communications Corp.                                                  300 shares        A          7,200
Deere & Company                                                            60 shares        A          3,495
Dell Computer Corp.                                                       100 shares        A          8,400
Delta Pete Corp.                                                          250 shares        A            453
Dial Corp.                                                                200 shares        A          4,163
Diametrics Med. Inc.                                                    1,000 shares        A          5,563
Disney Walt Co.                                                           200 shares        A         19,800
Diversinet Corp.                                                          300 shares        A            188
Dominion Res. Inc.                                                        100 shares        A          4,256
Du Pont E I De Nemours & Co.                                              170 shares        A         10,211
Echo Bay Mines Ltd.                                                     4,500 shares        A         10,971
Electronic Data Sys. Corp.                                                200 shares        A          8,788
Emerald Financial Corp.                                                   100 shares        A          2,213
Energy Group                                                               50 shares        A          2,229
Ericsson L M Tel Co.                                                      363 shares        A         13,545
Espirito Santo Finl Hldgs                                                 500 shares        A         10,157
Exxon Corp.                                                               574 shares        A         35,122
Flagstar Cos. Inc.                                                      1,000 shares        A              0
Fleming Companies Inc.                                                    400 shares        A          5,375
Fletcher Challenge Ltd.                                                 1,000 shares        A          8,375

                        The Geon Retirement Savings Plan

                             EIN 34-1730488 Plan 001

    Form 5500, Line 27(a)--Schedule of Assets Held for Investment Purposes--
                                   Continued

                                                           Description of Investment
                                                            Including Maturity Date,
     Identity of Issue, Borrower,                           Rate of Interest, Par or   Historical    Market
        Lessor or Similar Party                                  Maturity Value           Cost        Value
------------------------------------------------------------------------------------------------------------

COMMON STOCKS--CONTINUED
Fletcher Challenge Paper                                                  110 shares        A          1,382
Flowers Inds. Inc.                                                        131 shares        A          2,694
Fluor Corp.                                                               100 shares        A          3,738
Fonar Corp.                                                               500 shares        A          1,438
Ford Mtr. Co.                                                             650 shares        A         31,566
Foreland Corp.                                                            275 shares        A          1,066
Frontier Corp.                                                            300 shares        A          7,200
GTE Corp.                                                                  66 shares        A          3,449
Galoob Toys Inc.                                                          800 shares        A          8,150
Gap Inc.                                                                  600 shares        A         21,263
Gateway 2000 Inc.                                                       1,974 shares        A         64,649
Genelabs Techs Inc.                                                       300 shares        A            844
General Electric Co.                                                      635 shares        A         46,593
General Motors Corp.                                                    1,706 shares        A        103,640
Genesee Corp.                                                             100 shares        A          4,050
Gensia Sicor Inc.                                                       1,800 shares        A         10,463
Gerber Scientific Inc.                                                    100 shares        A          1,988
Gillette Co.                                                            1,000 shares        A        100,438
Glaxo Wellcome Plc                                                         72 shares        A          3,447
Global Marine Inc.                                                        500 shares        A         12,282
Golden Triangle Industries                                                400 shares        A          4,800
Goodrich B F Co.                                                          503 shares        A         20,843
Grossmans Inc.                                                          8,000 shares        A            128
Hanson Plc                                                                 50 shares        A          1,150
Harrah's Entertainment Inc.                                             1,700 shares        A         32,088
Heartstream Inc.                                                          400 shares        A          4,275
Headway Corporate Resource                                              2,000 shares        A          8,500
Helmerich & Payne                                                         300 shares        A         20,363
Hershey Foods Corp.                                                       500 shares        A         30,969
Hewlett-Packard Co.                                                       238 shares        A         14,845

                        The Geon Retirement Savings Plan

                             EIN 34-1730488 Plan 001

    Form 5500, Line 27(a)--Schedule of Assets Held for Investment Purposes--
                                   Continued



                                                           Description of Investment
                                                            Including Maturity Date,
     Identity of Issue, Borrower,                           Rate of Interest, Par or    Historical    Market
        Lessor or Similar Party                                    Maturity Value         Cost         Value
-------------------------------------------------------------------------------------------------------------
COMMON STOCKS--CONTINUED
Hilton Hotels Corp.                                                       600 shares        A        17,850
Holly Holdings Inc.                                                        17 shares        A             0
Homestake Mng. Co.                                                        100 shares        A           888
Houston Inds. Inc.                                                        100 shares        A         2,675
INMC Mortgage Holdings Inc.                                               628 shares        A        14,719
I-Link Inc.                                                             1,500 shares        A         7,500
Imation Corp.                                                              32 shares        A           512
Imatron Inc.                                                              100 shares        A           231
Imperial Tobacco Group Plc                                                100 shares        A         1,264
Industrial Holdings Inc.                                                  390 shares        A         4,826
Informix Corp.                                                            200 shares        A           950
Information Mgmt. Tech                                                    870 shares        A           544
Inland Stl. Inds. Inc.                                                    300 shares        A         5,138
Integrated Silicon Solution Inc.                                          200 shares        A         1,525
Intel Corp.                                                             1,370 shares        A        96,243
Intl. Business Machine                                                    370 shares        A        38,711
Intl. Paper Co.                                                           695 shares        A        29,972
Intuit Inc.                                                               200 shares        A         8,250
Invacare Corp.                                                          2,965 shares        A        64,489
Iomega Corp.                                                            2,912 shares        A        36,219
Isolyser Inc.                                                             546 shares        A         1,280
Invax Corp.                                                               500 shares        A         3,375
Jan Bell Marketing                                                      2,000 shares        A         5,000
Johnson & Johnson                                                          79 shares        A         5,204
Jones Med. Inds. Inc.                                                     200 shares        A         7,650
Keithley Instruments Inc.                                               1,035 shares        A         8,992
Kellye Oil & Gas Crp                                                   13,000 shares        A        28,444
Lasmo Plc                                                                 600 shares        A         7,613
LSI Logic Corp.                                                         1,400 shares        A        27,475
Lady Luck Gaming Corp.                                                    200 shares        A           200

                        The Geon Retirement Savings Plan

                             EIN 34-1730488 Plan 001

    Form 5500, Line 27(a)--Schedule of Assets Held for Investment Purposes--
                                   Continued


                                                          Description of Investment
                                                          Including Maturity Date,
     Identity of Issue, Borrower,                         Rate of Interest, Par or     Historical    Market
        Lessor or Similar Party                                 Maturity Value            Cost        Value
------------------------------------------------------------------------------------------------------------

COMMON STOCKS--CONTINUED
Lafarge Corp.                                                             300 shares        A         8,868
Logans Roadhouse Inc.                                                     300 shares        A         4,650
Long Island Ltg. Co.                                                       50 shares        A         1,506
Louisiana Pacific                                                         300 shares        A         5,700
Lowes Companies                                                           100 shares        A         4,769
Lucent Tech. Inc.                                                          32 shares        A         2,556
McDonalds Corp.                                                            30 shares        A         1,433
McKesson Corp.                                                            100 shares        A        10,838
Medusa Corp.                                                              100 shares        A         4,181
Merck & Co. Inc.                                                          350 shares        A        37,100
Mercury Fin. Co.                                                        5,145 shares        A         2,897
Meridian Gold Inc.                                                        300 shares        A           881
Meritor Automotive Inc.                                                    45 shares        A           948
Microsoft Corp.                                                           447 shares        A        57,775
Microchip Tech. Inc.                                                      417 shares        A        12,510
Micron Technology                                                         300 shares        A         7,781
Midisoft Corp.                                                            100 shares        A            47
Millennium Chemicals Inc.                                                 528 shares        A        12,408
Millenia Inc.                                                           1,200 shares        A         3,526
Minnesota Mng. & Mfg                                                      496 shares        A        40,703
Money Store Inc.                                                          300 shares        A         6,300
Monsanto Company                                                          400 shares        A        16,800
Montana Power Co.                                                         200 shares        A         6,350
Morgan J.P. & Co. Inc.                                                     88 shares        A         9,933
Morrison Knudsen Comb. Ser                                                 20 shares        A             0
Morrison Knudsen Crp                                                      264 shares        A         2,574
Motivepower Inds. Inc.                                                    122 shares        A         2,837
Motorola Inc.                                                           1,550 shares        A        88,641
Mylan Labs Inc.                                                           500 shares        A        10,469
Mylex Corp.                                                               400 shares        A         3,600

                        The Geon Retirement Savings Plan

                             EIN 34-1730488 Plan 001

    Form 5500, Line 27(a)--Schedule of Assets Held for Investment Purposes--
                                   Continued

                                                            Description of Investment
                                                             Including Maturity Date,
     Identity of Issue, Borrower,                             Rte of Interest, Par or  Historical    Market
        Lessor or Similar Party                                   Maturity Value          Cost        Value
------------------------------------------------------------------------------------------------------------

COMMON STOCKS--CONTINUED
NCR Corp.                                                                   6 shares        A           167
NL Inds. Inc.                                                             200 shares        A         2,725
NTN Communications Inc.                                                   445 shares        A           445
National Patent Dev. Corp.                                                500 shares        A         6,938
Natl. Visions Assoc                                                       840 shares        A         4,988
Netscape Commnctn. Corp.                                                  300 shares        A         7,313
Noble Drilling Corp.                                                      200 shares        A         6,125
Northwestern Steel & Wire Co.                                             200 shares        A           525
Novell Inc.                                                               300 shares        A         2,250
Nucor Corp.                                                               100 shares        A         4,831
Ods Networks Inc.                                                         400 shares        A         2,575
Object Design Inc.                                                      1,100 shares        A         9,213
Olsten Corp.                                                              200 shares        A         3,000
Oracle Corporation                                                      3,310 shares        A        73,856
Orbital Engine Ltd.                                                     3,000 shares        A        10,314
Oxford Health Plans Inc.                                                  534 shares        A         8,311
Pairgain Tech Inc.                                                        100 shares        A         1,938
Pepsico Inc.                                                            2,120 shares        A        76,850
Perkin-Elmer Corp.                                                        160 shares        A        11,370
Pharmacia & Upjohn Inc.                                                   200 shares        A         7,325
Pharmaceutical Mrktg. Svcs                                              1,209 shares        A        12,392
Phelps Dodge Corp.                                                        300 shares        A        18,675
Philip Morris Cos                                                         156 shares        A         7,059
Placer Dome Inc.                                                        1,000 shares        A        12,688
Planet Hollywood Intl. Inc.                                               500 shares        A         6,625
Players Intl. Inc.                                                      2,000 shares        A         6,376
President Casinos Inc.                                                    500 shares        A         1,782
Procter & Gamble Co.                                                      125 shares        A         9,977
Proxim Inc.                                                             1,000 shares        A        11,313
Proxymed Inc.                                                           1,000 shares        A         7,063

                        The Geon Retirement Savings Plan

                             EIN 34-1730488 Plan 001

    Form 5500, Line 27(a)--Schedule of Assets Held for Investment Purposes--
                                   Continued

                                                          Description of Investment
                                                          Including Maturity Date,
     Identity of Issue, Borrower,                         Rate of Interest, Par or     Historical    Market
        Lessor or Similar Party                                  Maturity Value           Cost        Value
-----------------------------------------------------------------------------------------------------------
COMMON STOCKS--CONTINUED
Quaker Oats Co.                                                           100 shares        A         5,275
Q Med Inc.                                                                 94 shares        A           564
RJR Nabisco Hldgs. Corp.                                                  450 shares        A        16,875
RMI Titanium Co.                                                          200 shares        A         4,025
RPM Inc.                                                                  942 shares        A        14,366
Radius Inc.                                                               500 shares        A           157
Rainforest Cafe Inc.                                                      400 shares        A        13,200
Rambus Inc.                                                               117 shares        A         5,353
Raytheon Co.                                                              105 shares        A         5,184
Readers Digest Assn. Inc.                                                 300 shares        A         7,088
Rhone Poulenc                                                             813 shares        A        35,925
Rockwell Intl. Corp.                                                      135 shares        A         7,054
Rogue Wave Software                                                       150 shares        A         1,659
Rottlund Inc.                                                             600 shares        A         1,950
Royal Group Tech. Ltd.                                                  1,435 shares        A        33,275
Rubbermaid Inc.                                                           200 shares        A         5,000
SEI Investment Co.                                                        500 shares        A        21,000
SAF-T-Lok Inc.                                                          1,250 shares        A         1,993
Schlumberger Limited                                                      100 shares        A         8,050
Scientific Atlanta                                                        140 shares        A         2,345
Seagate Technology                                                        200 shares        A         3,850
Sears Roebuck & Co.                                                       100 shares        A         4,525
Service Merchandise Inc.                                                2,800 shares        A         5,950
Shaw Industries Inc.                                                      222 shares        A         2,581
Silicon Graphics Inc.                                                     400 shares        A         4,925
Singer Co.                                                                319 shares        A         2,732
Solutia Inc.                                                               95 shares        A         2,535
Sonat Inc.                                                                100 shares        A         4,575
Spyglass Inc.                                                           1,300 shares        A         6,419
Steel Technologies Inc.                                                 1,400 shares        A        16,450

                        The Geon Retirement Savings Plan

                             EIN 34-1730488 Plan 001

    Form 5500, Line 27(a)--Schedule of Assets Held for Investment Purposes--
                                   Continued


                                                                    Description of Investment
                                                                    Including Maturity Date,
     Identity of Issue, Borrower,                                   Rate of Interest, Par or    Historical        Market
        Lessor or Similar Party                                           Maturity Value           Cost            Value
------------------------------------------------------------------------------------------------------------------------
COMMON STOCKS--CONTINUED
STERIS Corp.                                                                       451 shares        A            21,761
Stolt Nielsen                                                                      150 shares        A             3,281
Stone Container Corp.                                                              100 shares        A             1,088
Strategic Solution Group                                                           275 shares        A               206
Sugen Inc.                                                                         148 shares        A             1,943
Sun Microsystems Inc.                                                              400 shares        A            15,950
Sun Television & Appliances
   Inc.                                                                          9,500 shares        A            19,000
Sunbeam Corporation                                                                185 shares        A             7,816
Sybase Inc.                                                                        300 shares        A             3,994
TCF Financial Corp.                                                                310 shares        A            10,521
TCI Satellite Entmt. Inc.                                                           35 shares        A               241
Talbots Inc.                                                                       100 shares        A             1,813
Tel Save Hldgs. Inc.                                                               300 shares        A             5,963
Tele-communications Inc.                                                           350 shares        A             9,778
Telefonica De Peru S.A                                                             700 shares        A            16,319
Telefonos De Mexico                                                                100 shares        A             5,606
Tellabs Inc.                                                                       100 shares        A             5,288
Templeton Russian Fund Inc.                                                        220 shares        A             8,635
Tesoro Petroleum                                                                   500 shares        A             7,750
Texaco Inc.                                                                        370 shares        A            20,119
360 Communication Co.                                                              100 shares        A             2,019
Titan Corp.                                                                        400 shares        A             2,500
Topps Inc.                                                                         100 shares        A               222
Town & Country Corp.                                                            12,000 shares        A                 0
Toys R Us Hldg. Co.                                                                100 shares        A             3,144
Tricon Global Restaurants Inc.                                                     212 shares        A             6,161
USX Marathon Group                                                               1,000 shares        A            33,750
U S Wireless Corp.                                                               6,800 shares        A            16,150
Union Carbide Corp.                                                                134 shares        A             5,754

                        The Geon Retirement Savings Plan

                             EIN 34-1730488 Plan 001

    Form 5500, Line 27(a)--Schedule of Assets Held for Investment Purposes--
                                   Continued


                                                                    Description of Investment
                                                                    Including Maturity Date,
     Identity of Issue, Borrower,                                   Rate of Interest, Par or    Historical         Market
        Lessor or Similar Party                                           Maturity Value           Cost             Value
-------------------------------------------------------------------------------------------------------------------------

COMMON STOCKS--CONTINUED
Union Planters Corp.                                                               250 shares        A            16,969
Unisys Corp.                                                                       774 shares        A            10,739
United Amern. Healthcare Co.                                                       125 shares        A               274
Utah Med. Products Inc.                                                          3,600 shares        A            24,527
Utilicorp United Inc.                                                              158 shares        A             6,132
Valence Technology Inc.                                                          1,200 shares        A             6,076
Vencor Inc.                                                                        200 shares        A             4,888
Venture Stores Inc.                                                              7,000 shares        A             6,125
Viad Corp.                                                                         200 shares        A             3,863
Wabash National Corp.                                                              200 shares        A             5,688
Wackenhut Correction Corp.                                                         300 shares        A             8,063
Wal Mart Stores Inc.                                                               200 shares        A             7,888
Walgreen Company                                                                   792 shares        A            24,849
Webb Del Corp.                                                                     200 shares        A             5,200
Western Digital Corp.                                                              450 shares        A             7,200
Williams Ctls. Inc.                                                                750 shares        A             1,875
Winstar Communications Inc.                                                        200 shares        A             4,988
Zeigler Coal Holdings                                                              400 shares        A             6,525
Zomax Optical Media Inc.                                                           700 shares        A             6,475
Taro Pharmaceuticals Inds                                                        1,190 shares        A             6,471
                                                                                                              ----------
                                                                                                              74,618,133
COMMON TRUST FUNDS
State Street Bank*                                                 Selection Fund--29,993,569
                                                                    units                         29,993,569   29,993,569
State Street Bank*                                                 Flagship S&P 500 Index Fund
                                                                    202,747 units                 20,493,685   32,288,796
State Street Bank*                                                 Short-Term Investment Fund
                                                                    2,442,955 units                2,442,955    2,442,955

                        The Geon Retirement Savings Plan

                             EIN 34-1730488 Plan 001

    Form 5500, Line 27(a)--Schedule of Assets Held for Investment Purposes--
                                   Continued

                                     Description of Investment
                                     Including Maturity Date,
     Identity of Issue, Borrower,    Rate of Interest, Par or    Historical       Market
        Lessor or Similar Party           Maturity Value           Cost            Value
----------------------------------------------------------------------------------------

COMMON TRUST FUNDS--
  CONTINUED
State Street Bank*                     S&P Midcap Index Fund        190,537      241,767
State Street Bank                      Daily Bond Market Fund     1,792,299    1,962,561
State Street Bank                      SSB 1 SPIFF                1,123,877    1,136,821
                                                                 -----------------------
                                                                 56,036,922   68,066,469
SHARES OF REGISTERED
   INVESTMENT COMPANIES
Fidelity US Bond Index                           1,747 shares        A            18,848
Fidelity Capital & Income                            6 shares        A                62
Fidelity Stock Selector                            765 shares        A            20,758
Fidelity Asset Manager                           2,153 shares        A            39,501
Fidelity Asset Manager Growth                      969 shares        A            17,907
Fidelity ContraFund                              1,059 shares        A            49,381
Fidelity Real Estate Investment                  1,895 shares        A            38,751
Fidelity Equity Income II                        4,789 shares        A           129,341
Fidelity Retirement Growth                         812 shares        A            13,683
Spartan High Income                              4,755 shares        A            61,960
Fidelity Magellan                                1,664 shares        A           158,504
Fidelity Grwoth Company                          1,545 shares        A            66,925
Fidelity Puritan                                10,979 shares        A           212,778
Fidelity Low Priced Stock                        1,072 shares        A            26,931
Fidelity Growth & Income                         2,502 shares        A            95,336
Fidelity Blue Chip Growth                        1,142 shares        A            45,065
Fidelity Dividend Growth                         1,755 shares        A            40,850
Select Regional Banks                            1,309 shares        A            53,748
Select Medical Delivery                            466 shares        A            12,137
Select Energy Service                              753 shares        A            22,917

                        The Geon Retirement Savings Plan

                             EIN 34-1730488 Plan 001

    Form 5500, Line 27(a)--Schedule of Assets Held for Investment Purposes--
                                   Continued

                                                        Description of Investment
                                                          Including Maturity Date,
     Identity of Issue, Borrower,                         Rate of Interest, Par or    Historical    Market
        Lessor or Similar Party                                 Maturity Value          Cost         Value
----------------------------------------------------------------------------------------------------------

SHARES OF REGISTERED INVESTMENT
   COMPANIES--
   CONTINUED
Select Food & Agriculture                                              513 shares        A         24,542
Select Brokerage & Investment                                          519 shares        A         19,147
Select Electronics                                                   5,772 shares        A        177,822
Fidelity Export & Multinational                                      3,097 shares        A         52,712
Fidelity Value                                                       1,702 shares        A         92,000
Aim Aggressive Growth                                                   25 shares        A          1,136
White Oak Grwoth Stock                                                 331 shares        A          9,671
Aim Value Class B                                                    1,627 shares        A         51,888
Aim Balanced Class B                                                   109 shares        A          2,811
Aim Global Aggress. Growth                                             311 shares        A          5,295
Alliance Growth Class B                                              1,089 shares        A         38,081
Amer Century Benham Target                                             205 shares        A          6,329
American Century Value                                                 918 shares        A          6,378
American Century Benham
   Growth                                                              168 shares        A          1,797
American Century 20th Cent                                             617 shares        A         14,824
American Century 20th Cent                                           1,294 shares        A         16,074
American Century 20th Cent                                             906 shares        A          7,419
Babson Value Income                                                    174 shares        A          7,969
Baron Asset                                                          1,269 shares        A         61,536
Berger Growth & Inc. Retail                                            195 shares        A          2,621
Berger Small Co. Growth Retail                                         785 shares        A          3,478
Berger One Hundred Retail                                            1,144 shares        A         15,391
Brandywine                                                             881 shares        A         27,220
Bull & Bear Gold                                                     1,765 shares        A          7,340
Cohen & Steers Realty Share                                            128 shares        A          6,438
Dreyfus High Yield Securities                                          345 shares        A          5,012
Evergreen Foundation Class                                             289 shares        A          5,569

                        The Geon Retirement Savings Plan

                             EIN 34-1730488 Plan 001

    Form 5500, Line 27(a)--Schedule of Assets Held for Investment Purposes--
                                   Continued

                                                         Description of Investment
                                                          Including Maturity Date,
     Identity of Issue, Borrower,                         Rate of Interest, Par or    Historical     Market
        Lessor or Similar Party                                 Maturity Value           Cost         Value
-------------------------------------------------------------------------------------------------------------

SHARES OF REGISTERED INVESTMENT
   COMPANIES--
   CONTINUED
Fidelity Advisor Growth Opp                                               750 shares        A         31,839
Founders Frontier                                                         567 shares        A         15,865
Founders Special                                                        3,022 shares        A         23,326
Founders Worldwide Growth                                                 519 shares        A         10,946
Fremont US Micro Capital                                                  727 shares        A         14,737
GT Global America Growth                                                1,929 shares        A         39,169
GT Global Emerging Markets                                                142 shares        A          1,696
GT Global Strategic Income                                                252 shares        A          3,053
Guinness Flight China & Hong                                              312 shares        A          4,024
John Hancock Special Equity                                               297 shares        A          7,705
Harbor Capital Appreciation                                               252 shares        A          7,420
Oakmark Fund                                                              370 shares        A         14,945
Oakmark Small Cap                                                         153 shares        A          2,973
Oakmark Select                                                          2,594 shares        A         45,445
Heartland Group US Govern                                               2,471 shares        A         24,342
Hotchkis & Wiley International                                            374 shares        A          8,472
Invesco Internat'l European                                               578 shares        A          8,560
Janus Fund                                                              4,143 shares        A        103,152
Janus Inv't Growth & Income                                               643 shares        A         14,891
Janus Inv't Worldwide                                                   4,891 shares        A        184,792
Janus Inv't Twenty                                                        164 shares        A          5,089
Janus Special Situations                                                2,145 shares        A         29,887
Janus Olympus                                                             136 shares        A          2,396
Janus High Yield Bond                                                     449 shares        A          5,115
Janus Enterprise                                                          124 shares        A          3,780
Janus Inv't Overseas                                                    1,795 shares        A         31,208
Janus Inv't Mercury                                                       358 shares        A          5,912
Kaufmann Fund                                                          13,942 shares        A         88,808

                        The Geon Retirement Savings Plan

                             EIN 34-1730488 Plan 001

    Form 5500, Line 27(a)--Schedule of Assets Held for Investment Purposes--
                                   Continued

                                                           Description of Investment
                                                           Including Maturity Date,
     Identity of Issue, Borrower,                          Rate of Interest, Par or   Historical    Market
        Lessor or Similar Party                                  Maturity Value          Cost        Value
-------------------------------------------------------------------------------------------------------------

SHARES OF REGISTERED INVESTMENT
   COMPANIES--
   CONTINUED
Longleaf Partners                                                       1,677 shares        A        43,564
Longleaf Realty                                                         4,750 shares        A        82,421
Loomis Sayles Bond                                                      3,283 shares        A        42,119
Montgomery Emerging Market                                                506 shares        A         6,549
Montgomery Growth                                                         400 shares        A         8,758
Mutual Series Beacon Class                                              3,893 shares        A        54,974
Neuberger & Berman Genesis                                                 55 shares        A         1,223
Neuberger & Berman Guardia                                              1,542 shares        A        26,676
Neuberger & Berman Focus                                                  396 shares        A         8,082
Oppenheimer Main St Inc. &
Growth                                                                    273 shares        A         9,050
PBHG Growth                                                               930 shares        A        23,615
PBHG Emerging Growth                                                      541 shares        A        12,630
Putnam Global Growth                                                    1,368 shares        A        13,622
Putnam Growth & Income II                                                 902 shares        A        12,268
Putnam OTC & Emerging Gro                                                 184 shares        A         2,968
Putnam New Opportunities                                                  202 shares        A         9,490
Robertson Stephens Value                                                  582 shares        A        13,480
Robertson Stephens Global                                                 346 shares        A         4,038
T Rowe Price Equity Income                                              2,677 shares        A        69,782
T Rowe Price Growth & Income                                              732 shares        A        19,295
T Rowe Price Mid Cap Growth                                               115 shares        A         3,287
T Rowe Price New Horizons                                                 361 shares        A         8,412
T Rowe Price European Stock                                               909 shares        A        17,589
T Rowe Price Science &
  Technology                                                              388 shares        A        10,574
Rydex Nova Fund                                                         3,144 shares        A        78,371
Rydex URSA Fund                                                        13,809 shares        A        76,502

                        The Geon Retirement Savings Plan

                             EIN 34-1730488 Plan 001

    Form 5500, Line 27(a)--Schedule of Assets Held for Investment Purposes--
                                   Continued

                                                            Description of Investment
                                                            Including Maturity Date,
     Identity of Issue, Borrower,                           Rate of Interest, Par or   Historical     Market
        Lessor or Similar Party                                   Maturity Value          Cost         Value
--------------------------------------------------------------------------------------------------------------

SHARES OF REGISTERED INVESTMENT
   COMPANIES--CONTINUED
SSGA Emerging Markets                                                     538 shares        A          5,217
SSGA S&P 500 Index                                                        262 shares        A          5,142
Safeco Growth                                                             196 shares        A          4,400
Seligman Communictns. & Info                                            2,653 shares        A         61,676
Seligman Henderson Global                                                 664 shares        A          5,924
SSGA Money Market                                                     660,677 shares        A        660,677
Skyline Special Equities II                                               561 shares        A          7,151
Sogen Int'l Income                                                        681 shares        A         17,321
Sound Shore Fd. Inc.                                                      998 shares        A         28,521
Spectra Fund Inc.                                                       1,645 shares        A         28,190
Stein Roe Investment Trust                                                744 shares        A         16,573
Stein Roe Investment Trust C                                              167 shares        A          4,988
Stein Roe Investment Trust S                                               63 shares        A          1,853
Strong Income High Yield Bonds                                          1,332 shares        A         15,773
Strong Growth                                                           1,353 shares        A         24,775
Strong Equity Income Small                                                258 shares        A          2,952
Strong American Utilities                                                  84 shares        A          1,242
Strong Schafer Value                                                       56 shares        A          3,547
Strong Gov't Securities Income                                          2,207 shares        A         23,727
Strong Discovery Income                                                   681 shares        A         11,573
Strong Opportunity Income                                                 189 shares        A          7,085
Templeton Developing Market                                               765 shares        A          9,902
Templeton World Fund CL I                                                 163 shares        A          2,741
Templeton Foreign                                                       1,566 shares        A         15,579
Templeton Growth Class I                                                1,965 shares        A         38,131
Tweedy Browne Global Value                                              1,103 shares        A         18,084
Van Wagoner Income Micro-C                                                930 shares        A          9,293

                        The Geon Retirement Savings Plan

                             EIN 34-1730488 Plan 001

    Form 5500, Line 27(a)--Schedule of Assets Held for Investment Purposes--
                                   Continued


                                                        Description of Investment
                                                        Including Maturity Date,
     Identity of Issue, Borrower,                       Rate of Interest, Par or    Historical       Market
        Lessor or Similar Party                             Maturity Value             Cost           Value
-----------------------------------------------------------------------------------------------------------

Van Wagoner Income Emerging                                           200 shares        A            2,030
SHARES OF REGISTERED
   INVESTMENT COMPANIES--
   CONTINUED
Van Wagoner Income Post Ve.                                         1,695 shares        A           14,880
Vanguard Specialized Health                                           170 shares        A           12,204
Vanguard US Growth Portfolio                                          164 shares        A            4,721
Vanguard Growth & Income                                              699 shares        A           18,312
Vanguard/Wellington Income                                          2,076 shares        A           61,137
Vanguard/Primecap                                                   1,911 shares        A           75,610
Vanguard Select Value Fund                                            287 shares        A            3,523
Vanguard/Windsor II Portfolio                                       1,133 shares        A           32,440
Vanguard Index Trust S&P 500                                           77 shares        A            6,958
Warburg Pincus Fixed Income                                           176 shares        A            1,812
Warburg Pincus Emerging
   Growth                                                              17 shares        A              636
Warburg Pincus International                                          445 shares        A            7,566
Warburg Pincus Growth & In                                            658 shares        A           10,843
Warburg Pincus Balanced                                               694 shares        A            9,094
Yacktman Fund                                                         195 shares        A            2,736
                                                                                                 ---------
                                                                                                 4,491,308

                        The Geon Retirement Savings Plan

                             EIN 34-1730488 Plan 001

    Form 5500, Line 27(a)--Schedule of Assets Held for Investment Purposes--
                                   Continued



                                       Description of Investment
                                       Including Maturity Date,
     Identity of Issue, Borrower,      Rate of Interest, Par or   Historical         Market
        Lessor or Similar Party            Maturity Value            Cost             Value
-------------------------------------------------------------------------------------------

OTHER
Preferred Stock:
  Freeport-McMoran Copper                          240 shares        A               5,760
Warrants:
  American Drug Co.                                125 shares        A                   2
  Morrison Knudsen Crp                             217 shares        A                 624
Real Estate:
  Capstead Mtg. Corp.                             1,000 units        A              19,938
  Childrobics Inc.                                  100 units        A                   0
  Crescent Real Estate Equities                     300 units        A              11,813
  First Tr. Spl. Sits. Tr.                        5,051 units        A              56,218
  Plum Creek Timber Co.                             500 units        A              15,125
  Transcontinental Realty Inv.                      500 units        A               8,063
                                                                              ------------
                                                                                   117,543

Participant Loans                                  8.0%-8.75%                    5,717,572
                                                                              ------------
Total assets held for investment
   purposes                                                                   $153,011,025
                                                                              ============


*        Indicates party-in-interest to the Plan.

(A) This information is not available.

                        The Geon Retirement Savings Plan

                             EIN 34-1730488 Plan 001

      Form 5500, Line 27(b)--Schedule of Loans or Fixed Income Obligations


                                                        Amount Received
                                         Original         During 1997           Unpaid
                                          Amount      ----------------------  Balance at
     Identity & Address of Obligor       of Loan      Principal  Interest      Year End
----------------------------------------------------  ----------------------  ------------

J. Daly                                    $ 5,050      $   865    $   282      $ 3,854
                                            13,500          889        428       12,611
                                            25,000          816        403       24,184

T. Buckner                                   3,000          228         22        1,564

G. Waarsch                                  30,000            0          0        2,169

L. Webb                                      5,100          720         68        1,412
                                             4,000          433        119        2,231

C. Singleton, Beneficiary                   20,000        1,990        736       17,686
of J. Singleton

D. Ernst                                     9,900          652        314        9,248

                                                           Loan Details                         Amount Overdue
                                         --------------------------------------------------  -----------------------
                                          Date of   Maturity  Interest
     Identity & Address of Obligor       Issuance     Date      Rate       Collateral        Principal   Interest
-------------------------------------------------------------------------------------------  -----------------------
J. Daly                                   8/30/96     9/4/00     8.50%    Account Balance        $ 3,854    $   505
                                           5/8/97     3/4/92     8.50%    Account Balance         12,611      2,539
                                          7/24/97    5/13/92     8.50%    Account Balance         24,184      5,092

T. Buckner                                2/21/96    2/23/98     6.50%    Account Balance          1,564         70

G. Waarsch                                 3/1/92    3/28/97     6.50%    Account Balance          2,169         24

L. Webb                                   7/15/94    7/13/98     7.00%    Account Balance          1,412         52
                                          2/16/95   12/13/99     9.00%    Account Balance          2,231        266

C. Singleton, Beneficiary                11/21/96   11/27/00     8.50%    Account Balance         17,686      2,758
of J. Singleton

D. Ernst                                   4/9/97     2/4/02     8.50%    Account Balance          9,248      1,852

                        The Geon Retirement Savings Plan

                             EIN 34-1730488 Plan 001

     Form 5500, Line 27(b)--Schedule of Loans or Fixed Income Obligations--
                                   Continued


                                                        Amount Received
                                         Original         During 1997           Unpaid
                                          Amount      ----------------------  Balance at
     Identity & Address of Obligor       of Loan      Principal  Interest      Year End
----------------------------------------------------  ----------------------  ------------

C. Roberson                                  5,875          632        235        5,195

D. Morgan                                   25,000          837         63        6,304

D. Pierce                                    1,594          309        147        3,265

R. Lee                                      46,200          195        192       38,251
                                             3,000           49          6        1,353

J. Matos                                     5,000          286         11          633
                                             2,500          182         12          722
                                             1,200          218         20          875

J. Sirfanni                                  6,000          157         19        2,658

J. Bohl                                     11,000            0          0        5,142
                                             1,000            0          0          604
                                             3,500            0          0        2,140

                                                           Loan Details                         Amount Overdue
                                         --------------------------------------------------  -----------------------
                                          Date of   Maturity  Interest
     Identity & Address of Obligor       Issuance     Date      Rate       Collateral        Principal   Interest
-------------------------------------------------------------------------------------------  -----------------------

C. Roberson                               12/9/96   12/11/00    8.50%    Account Balance           5,195        810

D. Morgan                                 3/1/93    3/27/98     6.00%    Account Balance           6,304        220

D. Pierce                                 2/18/97   12/10/01    8.50%    Account Balance           3,265        643

R. Lee                                    7/1/92     7/6/07     6.50%    Account Balance          38,251     14,571
                                             ?      1/25/99     6.00%    Account Balance           1,353         84

J. Matos                                  10/1/92   4/25/97     6.00%    Account Balance             633         10
                                          5/31/94   9/22/97     6.50%    Account Balance             722         22
                                         11/13/96    2/9/98     8.50%    Account Balance             875         45

J. Sirfanni                               4/21/95   4/20/98     9.00%    Account Balance           2,658        155

J. Bohl                                   3/24/94   1/11/99     6.00%    Account Balance           5,142        333
                                          11/1/94   8/23/99     7.50%    Account Balance             604         54
                                         11/18/94    9/6/99     7.50%    Account Balance           2,140        230

                        The Geon Retirement Savings Plan

                             EIN 34-1730488 Plan 001

     Form 5500, Line 27(b)--Schedule of Loans or Fixed Income Obligations--
                                   Continued

                                                        Amount Received
                                         Original         During 1997           Unpaid
                                          Amount      ----------------------  Balance at
     Identity & Address of Obligor       of Loan      Principal  Interest      Year End
----------------------------------------------------  ----------------------  ------------

M. Little                                    5,000            0          0        4,285
                                             6,000            0          0        4,615

C. Braunacker                                2,500          204         68        1,665

J. O'Sullivan                                3,500          548         67        1,320
                                            12,900        1,425        350        7,639


L. Herrman                                   4,000          270         26        1,070
                                             8,500          627        210        5,713
                                             7,500            0          0        7,500

B. Norris                                    2,300          138         24        1,118
                                             3,200          266         42        1,584


J. Gibertini                                25,000          729        258       18,141
                                             2,000           73         19        1,332

                                                           Loan Details                         Amount Overdue
                                         --------------------------------------------------  -----------------------
                                          Date of   Maturity  Interest
     Identity & Address of Obligor       Issuance     Date      Rate       Collateral        Principal   Interest
-------------------------------------------------------------------------------------------  -----------------------

M. Little                                 12/1/93    6/6/08     6.00%    Account Balance           4,285      1,651
                                          9/5/95    6/26/00     9.00%    Account Balance           4,815        773

C. Braunacker                             7/19/95   5/15/00     9.00%    Account Balance           1,665        234

J. O'Sullivan                             6/22/95   6/29/98     9.00%    Account Balance           1,320         65
                                          8/23/95   8/23/99     9.00%    Account Balance           7,639        782

L. Herrman                                6/1/93     7/3/98     6.00%    Account Balance           1,070         37
                                          7/28/95   5/15/00     9.00%    Account Balance           5,713        815
                                          5/8/97     3/4/02     8.50%    Account Balance           7,500      1,649

B. Norris                                10/10/94    4/5/99     7.50%    Account Balance           1,118         88
                                          8/23/95   8/24/98     9.00%    Account Balance           1,584        103

J. Gibertini                              6/14/95   5/29/00     9.00%    Account Balance          18,141      2,631
                                          8/15/95   8/23/99     9.00%    Account Balance           1,332        158


Participants with loans in default are terminated participants and it is not expected that any amount will be collected.

                        The Geon Retirement Savings Plan

                             EIN 34-1730488 Plan 001

           Form 5500, Item 27(d)--Schedule of Reportable Transactions

                      For the Year Ended December 31, 1997


                                                                                                Current Value
                                                                                                 of Assets on
                                         Purchase          Selling            Cost of            Transaction         Net Gain
       Description of Assets              Price             Price              Assets                Date             (Loss)
-----------------------------------------------------------------------------------------------------------------------------------
Category (iii)--Series of transaction in excess of 5% of plan assets

State Street Bank                      $    7,382,879                      $     7,382,879      $     7,382,879
   Selection Fund*                                      $   10,597,950          10,597,950           10,597,950     $           0

The Geon Company                           27,997,465                            27,997,465          27,997,465
   Common Stock*                                            21,252,119           20,878,261          21,252,119           373,858

State Street Bank                           4,070,783                             4,070,783           4,070,783
   Flagship S&P 500 Index Fund*
                                                             3,840,118            3,626,736           3,840,118           213,382


*        Indicates party-in-interest to the Plan.


There were no category (i), (ii) or (iv) reportable transactions during 1997.